SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada makes available Digital Voice –
Internet voice communication

Montréal, Québec – (March 30, 2005) – Bell Canada today announced it is making available Bell Digital Voice, its initial Internet-based Voice over Internet Protocol (VoIP) voice service for consumers in three cities in Quebec. This follows several months of technical trials of the service in Sherbrooke. The offering will be available to consumers in Québec City, Trois-Rivières and Sherbrooke.

Bell Digital Voice is an Internet application that allows consumers to make phone calls over any existing high-speed Internet connection–regardless of the cable or DSL supplier. For an all-inclusive price, the new service offers new capabilities and features, such as online service customization , choice of area codes, voicemail to email and enhanced call forwarding, as well as unlimited long distance. It can be self-installed and can use existing telephone hand-sets. The startup kit provides all the necessary hardware.

“With Bell Digital Voice, Bell Canada is making available the next generation of Internet services to consumers,” said Ron Close, President, VoIP, Bell Canada. “Because the service operates over any high-speed connection, cable or DSL, it provides consumers the benefit of enhanced choice.”

Bell’s Digital Voice is offered at three simple monthly prices, based on the unlimited long distance calling plan: $38 for province -wide, $40 for Canadawide and $45 for unlimited Canada-US calling. All the advanced features are included in the price. There is no activation fee or contract and the first month is free.

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Bell Digital Voice service features include:

·	Voicemail to email – automatically route your voice messages to an email account
·	Service portability – take your Digital Voice service and number with you anywhere in the world
·	Enhanced call forwarding – transfer all or select incoming calls to up to three phones, such as your mobile, home and cottage, that can ring sequentially or simultaneously
·	Familiar calling features – caller ID, call waiting, voicemail, call screen, three-way calling
·	Online customization – personalize your service features anytime through a simple website
·	911 and 411 – emergency response centre and Directory Service
·	24/7 support – live and online
·	Choice of area codes – from 23 cities across Canada regardless of your home city
·	Additional features – add a number from any of the 23 Canadian cities for a monthly fee of $4 each and organize conference calls also for $4 a month

Consumers in Québec City, Trois-Rivières and Sherbrooke can sign up by visiting their local Bell World store or calling 1 866 864-7435.

For more information on the service, please visit: www.bell.ca/digitalvoice.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

For media inquiries, please contact:
Nessa Prendergast
Bell Canada Media Relations
(416) 581-3311
1 888 482-0809
nessa.prendergast@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 30, 2005